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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

China Medical Technologies, Inc.
(Name of Issuer)
Ordinary Shares, $.01 par value
(Title of Class of Securities)
169483104
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	169483104

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
GENERAL ELECTRIC INTERNATIONAL OPERATIONS COMPANY, INC.[1]

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware, United States of America

	5	SOLE VOTING POWER:

NUMBER OF		Not applicable.

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		39,980,000

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		Not applicable.

WITH:	8	SHARED DISPOSITIVE POWER:

39,980,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

39,980,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

14.6%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
*SEE INSTRUCTIONS BEFORE FILLING OUT!
*	The percentage set forth above is based upon an aggregate of 273,600,001 ordinary shares, par value $.01 per share (“Ordinary Shares”), of China Medical Technologies, Inc. (the “Issuer”) outstanding as of December 31, 2005.

[1] General Electric International Operations Company, Inc. is a wholly-owned subsidiary of the General Electric Company.

CUSIP No.	169483104

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
GENERAL ELECTRIC COMPANY - IRS #14-0689340

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

New York, United States of America

	5	SOLE VOTING POWER:

NUMBER OF		Not applicable.

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		39,980,000

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		Not applicable.

WITH:	8	SHARED DISPOSITIVE POWER:

39,980,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

39,980,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

14.6%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
*SEE INSTRUCTIONS BEFORE FILLING OUT!
*	The percentage set forth above is based upon an aggregate of 273,600,001 ordinary shares, par value $.01 per share (“Ordinary Shares”), of China Medical Technologies, Inc. (the “Issuer”) outstanding as of December 31, 2005.

Item 1 (a)	Name of Issuer:

China Medical Technologies, Inc.

Item 1 (b)	Address of Issuer’s Principal Executive Offices:

No. 24 Yong Chang North Road, Beijing Economic — Technological Development Area, Beijing 100176, People’s Republic of China

Item 2 (a)	Name of Person Filing:

(1) General Electric International Operations Company, Inc.

(2) General Electric Company

Item 2 (b)	Address of Principal Business Office:

The address of the principal business office of each filing person is:

(1) Corporate Trust Center, 1209 N. Orange St., Wilmington, DE 19801

(2) 3135 Easton Turnpike, Fairfield, CT 06828

Item 2 (c)	Citizenship:

The first person filing is a corporation organized under the laws of the State of Delaware, United States of America. The second person filing is a corporation organized under the laws of the State of New York, United States of America.

Item 2 (d)	Title of Class of Securities:

Ordinary Shares, $.01 par value

Item 2 (e)	CUSIP Number:

169483104

Item 3	Not applicable.

Item 4	Ownership:

(a) Amount Beneficially Owned: 39,980,000

(b) Percent of Class: 14.6%[2]

[2]	The percentage set forth above is based upon an aggregate of 273,600,001 ordinary shares, par value $.01 per share (“Ordinary Shares”), of China Medical Technologies, Inc. (the “Issuer”) outstanding as of December 31, 2005.

(c) Number of Shares as to which such person has:

(i) Sole power to vote or to direct the vote: N/A
(ii) Shared power to vote or to direct the vote: 39,980,000
(iii) Sole power to dispose or to direct the disposition of: N/A
(iv) Shared power to dispose or to direct the disposition of: 39,980,000

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

General Electric International Operations Company, Inc. is a wholly-owned subsidiary of the General Electric Company.

Item 8	Identification and Classification of Members of the Group:

Not Applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

Not Applicable.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENERAL ELECTRIC INTERNATIONAL OPERATIONS COMPANY, INC.
Dated: March 14, 2006	By:	/s/ Kevin B. Self
		Name:	Kevin B. Self
		Title:	Director, Global Business Development

By:
Name:
Title:

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENERAL ELECTRIC COMPANY
Dated: March 1, 2006	By:	/s/ Barbara Lane
		Name:	Barbara Lane
		Title:	Attorney-in-Fact

By:
Name:
Title:

AGREEMENT OF JOINT FILING
     Pursuant to Rule 13d-1(k)(1) of the Securities and Exchange Commission under the Securities and Exchange Act of 1934, as amended, each of the undersigned agrees that the statement on Schedule 13G filed herewith shall be filed on behalf of each of the undersigned.

GENERAL ELECTRIC INTERNATIONAL OPERATIONS COMPANY, INC.
Dated: March 14, 2006	By:	/s/ Kevin B. Self
		Name:	Kevin B. Self
		Title:	Director, Global Business Development

By:
Name:
Title:

GENERAL ELECTRIC COMPANY
Dated: March 1, 2006	By:	/s/ Barbara Lane
		Name:	Barbara Lane
		Title:	Attorney-in-Fact

By:
Name:
Title: